UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*


                      EchoStar Communications Corporation
                               (Name of Issuer)

                Class A Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                   278762109
                                (CUSIP Number)

   Scott D. Sullivan, Secretary, Treasurer and Chief Financial Officer, MCI
                                WORLDCOM, Inc.
          500 Clinton Center Drive, Clinton, MS 39056 (601) 460-5600
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                               December 8, 1999
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /_/.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange

Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).













































                               PAGE 2 of 11 PAGES

                                 SCHEDULE 13D

CUSIP No.  278762109


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          MCI WORLDCOM, INC.
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) /_/
                                                                      (b) /_/

 3   SEC USE ONLY



 4   SOURCE OF FUNDS*

     Not applicable
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) /_/

          7  SOLE VOTING POWER
 NUMBER
   OF            4,101,880<F1>
 SHARES   8  SHARED VOTING POWER
BENEFIC
 IALLY             -0-
 OWNED    9  SOLE DISPOSITIVE POWER
   BY
  EACH         4,101,880<F1>
REPORTING
  PERSON  10 SHARED DISPOSITIVE POWER

                   -0-
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               4,101,880<F1>




                               PAGE 3 of 11 PAGES

 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          3.8%
 14  TYPE OF REPORTING PERSON*

          CO
                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SUNTERRA ATTESTATION.



































                               PAGE 4 of 11 PAGES

                                 SCHEDULE 13D

CUSIP No.  278762109


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          MCI WORLDCOM NETWORK SERVICES, INC.
          (formerly MCI TELECOMMUNICATIONS CORPORATION)
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) /_/
                                                                      (b) /_/

 3   SEC USE ONLY

 4   SOURCE OF FUNDS*

     Not applicable
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

              7     SOLE VOTING POWER
 NUMBER OF
  SHARES                4,101,880<F2>
BENEFICIALLY  8     SHARED VOTING POWER
   OWNED
    BY                       -0-
   EACH       9     SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                 4,101,880<F2>
   WITH
             10  SHARED DISPOSITIVE POWER

                             -0-
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,101,880<F2>




                               PAGE 5 of 11 PAGES

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          3.8% **
 14  TYPE OF REPORTING PERSON*

          CO
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SUNTERRA  ATTESTATION.



































                               PAGE 6 of 11 PAGES

Introductory Statement

     This Amendment No. 2 (this "Amendment No. 2") to the Statement on

Schedule 13D (as amended, the "Statement") relates to the Class A Common

Stock, par value $.01 per share (the "Class A Common Stock"), of EchoStar

Communications Corporation, a Nevada corporation ("EchoStar").  This

Amendment No. 2 amends and supplements the Statement originally filed by MCI

WORLDCOM, Inc. ("MCI WORLDCOM") and MNS on December 10, 1998 with the

Securities and Exchange Commission as amended and supplemented on July 12,

1999.

     Except as provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Statement.  This Amendment No. 2 speaks as of its date and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

Item 4.  Purpose of Transaction.

          Item 4 of the Statement is amended and supplemented as follows:

          On December 8, 1999, pursuant to an Underwriting Agreement dated

December 3, 1999, by and among EchoStar, MNS, News America Incorporated and the Underwriters named in Schedule I thereto (the "Underwriting Agreement"),

MNS sold 2,746,200 shares of Class A Common Stock in a registered public offering (the "Offering").

Item 5.  Interest in Securities of the Issuer.

          Item 5 of the Statement is amended and supplemented as follows:




                               PAGE 7 of 11 PAGES

          As a result of the transaction described in Item 4 above, MCI

WORLDCOM and MNS each ceased to be the beneficial owner of more than 5% of the Class A Common Stock on December 8, 1999.



Item 6.   Contracts, Arrangements, Understandings or Relationships With

          Respect to Securities of the Issuer.

          Item 6 of the Statement is amended and supplemented as follows:

          In connection with the Offering, MNS entered into the Underwriting

Agreement.  Pursuant to Section 2 of the Underwriting Agreement, MNS has

agreed not to sell or contract to sell any share of the Class A Common Stock until June 5, 2000.  Pursuant to Section 8 of the Underwriting Agreement, MNS

will indemnify  the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933 and the Securities Exchange Act

of 1934, and contribute to payments an indemnified party may be required to make in respect of such liabilities.

Item 7.   Material to be Filed as Exhibits.

1.   Purchase Agreement, dated as of November 30, 1998, among MCI
     Telecommunications Corporation, American Sky Broadcasting, LLC, The News Corporation Limited and EchoStar Communications Corporation.<F3>

2.   Letter Agreement, dated as of November 30, 1998, among MCI
     Telecommunications Corporation, The News Corporation Limited and Charles Ergen.<F3>

3. Amendment No. 1 to Purchase Agreement, dated June 23, 1999, among MCI Telecommunications Corporation, American Sky Broadcasting, LLC, The News Corporation Limited and EchoStar Communications Corporation.<F3>

4. Underwriting Agreement, dated December 3, 1999, by and among EchoStar Communications Corporation, MCI WORLDCOM Network Services, Inc., News America Incorporated and the Underwriters named in Schedule I thereto.

                               PAGE 8 of 11 PAGES

                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.



                                   MCI WORLDCOM, INC.



                                  By:/s/ Charles T. Cannada
                                     --------------------------------
                                    Name:  Charles T. Cannada
                                    Title: Senior Vice President


                                   MCI WORLDCOM NETWORK SERVICES, INC.



                                  By: /s/ Charles T. Cannada
                                      ------------------------------
                                    Name:  Charles T. Cannada
                                    Title: Senior Vice President




DATED:  December 13, 1999
















                               PAGE 9 of 11 PAGES

                               INDEX TO EXHIBITS
                               -----------------


Exhibit Number    Description of Exhibits
--------------    -----------------------

     1. Purchase Agreement, dated as of November 30, 1998, among MCI Telecommunications Corporation, American Sky Broadcasting, LLC, The News Corporation Limited and EchoStar Communications Corporation.<F4>

     2. Letter Agreement, dated as of November 30, 1998, among MCI Telecommunications Corporation, The News Corporation Limited and Charles Ergen.<F4>

     3. Amendment No. 1 to Purchase Agreement, dated June 23, 1999, among MCI Telecommunications Corporation, American Sky Broadcasting, LLC, The News Corporation Limited and EchoStar Communications Corporation.<F4>

     4. Underwriting Agreement, dated December 3, 1999, by and among EchoStar Communications Corporation, MCI WORLDCOM Network Services, Inc., News America Incorporated and the Underwriters named in Schedule I thereto.

























                              PAGE 10 of 11 PAGES

          4.____________________
          5.[FN]
<F1>*   On June 24, 1999, MCI WOLRDCOM Network Services, Inc. ("MNS")
        acquired 1,712,020 shares of Class A Common Stock ("Common Stock") of EchoStar Communications Corporation ("EchoStar"). On each of July 19, 1999 and October 25, 1999, EchoStar completed a two-for-one stock split of its Common Stock. Following the second such split, MNS held a total of 6,848,080 shares of Common Stock. On December 8, 1999, pursuant to the transaction described in Item 4 herein, MNS sold 2,746,200 shares of Common Stock.

<F2>    On June 24, 1999, MNS acquired 1,712,020 shares of Common Stock of
        EchoStar. On each of July 19, 1999 and October 25, 1999, EchoStar completed a two-for-one stock split of its Common Stock. Following the second such split, MNS held a total of 6,848,080 shares of Common Stock. On December 8, 1999, pursuant to the transaction described in Item 4 herein, MNS sold 2,746,200 shares of Common Stock.

<F3>    Previously filed.

<F4>    Previously filed.



























                              PAGE 11 of 11 PAGES